UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): AUGUST 24, 2009

THE ARISTOTLE CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**0-14669**	**06-1165854**
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

06902
(ZIP CODE)

(203) 358-8000
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On August 24, 2009, the Board of Directors of The Aristotle Corporation (the "Company") received a letter from Geneve Corporation ("Geneve"), the owner of 90.6% of the Company's outstanding voting stock, indicating Geneve's intention to acquire the balance of the shares of the Company's Common Stock and Series I Preferred Stock that it does not already own by means of a short-form merger (the "Merger") pursuant to Section 253 of the General Corporation Law of the State of Delaware.

Because the Merger is being structured as a short-form merger, no action is required of the Company's Board of Directors or the public stockholders for the Merger to become effective. Prior to completion of the Merger, the holders of the Company's Common Stock and Series I Preferred Stock will receive notice of their rights of appraisal under Delaware law. Geneve is under no obligation to consummate the Merger and could decide to withdraw from the transaction at any time before it becomes effective.

Pursuant to regulations of the Securities and Exchange Commission (the "SEC"), Geneve has filed with the SEC an amended Schedule 13D and a Transaction Statement on Schedule 13E-3 in respect of the Merger (copies of such documents are available at the Company's website: aristotlecorp.net, and the SEC's website: http://www.sec.gov).

The information in this Form 8-K shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: */s/* H. William Smith

Name   H. William Smith
Title: Vice President, General Counsel
                  and Secretary

Date: August 24, 2009